FIRSTSUN CAPITAL BANCORP
1400 16TH Street
Suite 250
Denver, CO 80202
October 27, 2023
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Robert Arzonetti

Re:	FirstSun Capital Bancorp
Acceleration Request for Registration Statement on Form S-3
File No. 333-275054
Requested Date:                November 1, 2023
Requested Time:                9:00 a.m. Washington, D.C. Time
Ladies and Gentlemen:
In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-3 (File No. 333-275054) (the “Registration Statement”), of FirstSun Capital Bancorp. We respectfully request that the Registration Statement be declared effective as of 9:00 a.m., Washington, D.C. time, on Wednesday, November 1, 2023, or as soon thereafter as practicable.
Once the Registration Statement has been declared effective, please confirm that event with our counsel, J. Brennan Ryan of Nelson Mullins Riley & Scarborough LLP, by email at brennan.ryan@nelsonmullins.com or by telephone at (404) 322-6444.

Very truly yours,

/s/ Robert A. Cafera, Jr.

Robert A. Cafera, Jr.
Executive Vice President and Chief Financial Officer